



Lukas Behavioral Health LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: April 8, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Lukas Behavioral Health LLC

Founded: October 18, 2021

Address: 618 N Mechanic St
            Cumberland, MD 21502

Industry: Offices of Mental Health Practitioners

Employees: 10

Website: https://www.lukasbh.org/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- equipment, staffing, and accreditations/licensure
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Facebook: 457 Followers





Business Metrics:

	FY23	FY24	YTD 1/31/2025
Total Assets	$49,260	$67,400	$60,965
Cash & Cash Equivalents	$18,007	$23,255	$16,845
Accounts Receivable	$0	$0	$0
Short-term Debt	$55,964	$29,034	$45,945
Long-term Debt	$0	-$1,249	$0
Revenue	$331,041	$861,925	$68,338
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$3,154	$102,546	$247

Recognition:

Lukas Behavioral Health LLC (DBA Lukas Behavioral Health) was founded by James Lukas in hopes of increasing access to mental health services in the Maryland area as well as to build a practice that focuses on continuity of care by working actively to retain clinicians.

About:

Lukas Behavioral Health LLC (DBA Lukas Behavioral Health) is a Nurse Practitioner owned and operated private behavioral health practice. They provide medication management and therapy to individuals of all ages with various insurances.

For more information, contact our Customer Support Team at support@thesmbx.com

